RUB A DUB SOAP, INC.
                            No. 177, Chenyang Section
                              308 National Highway
                             DAnshan Industrial Area
                              Qindao, China 266109


                                February 6, 2008



Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7010
Attention: John Cash, Branch Chief,
Division                of Corporation Finance

        Re:       Rub A Dub Soap, Inc.
                  Form 10-KSB for the fiscal year ended May 31, 2007 Form 8-K filed November 14, 2007
                  File No. 0-52142

Ladies and Gentlemen:

     Your letter of January 29, 2008, provided five comments regarding the above-referenced filings. Those comments are addressed below. Please note that effective February 5, 2008, the transactions described in the Stock Purchase Agreement previously filed were consummated. A Form 8-K was filed on February 5, 2008, containing Form 10 information including financial statements of the acquired companies, and your are referred to such Form 8-K.

Form 10-KSB for the period ended May 31, 2007
---------------------------------------------

Evaluation of Disclosure controls and Procedures, page 9

1. We note your disclosure that "Based on your evaluation... your disclosure controls and procedures were designed to ensure that material information relating to the Company is made known..." Your disclosures to not indicate if your officers determined based on their evaluation, that your disclosure controls and procedures were effective or ineffective. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective. See Exchange Act rule 13a-15(e). This comment is also applicable to your Form 10-Qs for the periods ended August 31, 2007 and November 30, 2007.

     We confirm that our officers concluded that our disclosure controls and procedures were effective. Such conclusions will be stated in future filings.


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Securities and Exchange Commission
February 6, 2008
Page 2


Form 8-K filed November 14, 2007
--------------------------------

Financial Statements
General

2. We note that you have entered into a stock purchase agreement with Zhongsen International Company Group, Ltd. Please clarify for us why you have not included the financial statements of Zhongsen International Company Group, Ltd. but instead have included the financial statements of its subsidiaries. In addition, please clarify why the financial statements of Qingdao Free-Trading Zone Sentaida International Trade Co., Ltd., Qingdao Sentaida Tires Co., Ltd, and Zhongsen Trading Co., Ltd. have been presented on a combined basis. In this regarding, please clarify if these subsidiaries operate under common control.

     Zhongsen International Company Group Limited ("Zhongsen") was formed in July 2007 and acquired the subsidiaries in August 2007 for which financial information was presented. The historical financial statements of the acquired subsidiaries are presented on a combined basis for the reason that they are now companies under common control.

3. Please tell us what consideration you gave to including the quarterly financial statements of the subsidiaries of Zhongsen International Company Group, Ltd. in accordance with Item 310 of Regulation S-B.

     A Form 8-K was filed on October 29, 2007, reporting that Registrant had entered into the Stock Purchase Agreement to acquire Zhongsen. Subsequent to entering into this Agreement, the management of Zhongsen was preparing to make presentations to various financial professionals about the company and its future. Such presentations would have provided material information about Registrant that was not in the public domain, and Registrant and Zhongsen concluded that a disclosure under Regulation FD of the financial information included in the presentations was appropriate.

Combined Statements of Cash Flows, page 4
-----------------------------------------

4. Please tell us how you determine it was under SFAS 95 to include your restricted cash balances in the beginning and ending cash and cash equivalents balances.

     According to paragraph 7 of SFAS 95, the total amount of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows shall be the same amounts as similarly titled line items or subtotals shown in statements of financial position as of those dates. Paragraph 8 of SFAS 95 states that cash equivalents are short-term, highly liquid investments that are readily convertible to known amount of cash and their maturity are so near that they represent insignificant risk of changes in value because of changes in interest rates. The Company included the restricted cash in cash and cash equivalents because it is cash, it need not to be converted to cash. It is cash deposit in bank specially for issuing letter of credit, note payable and transaction of foreign currency. Usually most of the term of deposits is within 90 days or less, though some


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Securities and Exchange Commission
February 6, 2008
Page 3

     are within six months. Therefore, the Company believes it was appropriate to include restricted cash balances in the beginning and ending cash and cash equivalent balances.

     However, due to the cash that is restricted, the change of the restricted cash should be shown in the cash flows from investing activities on the cash flow statement instead of being combined with the other cash balances.

     The Company will make restatement for the 2006's statement of cash flows.

Note 2. Summary of significant accounting policies Revenue Recognition
----------------------------------------------------------------------

5. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of how you have considered SAB 104. In this regard, please also clarify if you recognize revenue upon shipment of your products.

     The Company's consideration for revenue recognition: SAB 104 has four criteria that the public has to follow: (1) Persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; (4) collectibility is reasonably assured. The Company recognizes revenue when title and risk of loss passes to the customer and the above criteria have been met. Besides the above criteria, for FTZ Sentaida and Zhongsen trading, they are recognize revenue upon shipment of products.

     Finally, Registrant acknowledges to the Staff that:

     o The company is responsible for the adequacy and accuracy of the disclosure is their filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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Securities and Exchange Commission
February 6, 2008
Page 4


     If you require further information about this letter or the Form 8-K filing made February 5, 2008, please contact Iris Cui at 86-532-8779-8766, FAX:
86-532-8779-8950.


                                         Very truly yours,

                                         RUB A DUB SOAP, INC.



                                         By:  /s/ Qin Long
                                              ----------------------------------
                                              Qin Long,  Chief Executive Officer